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                         [LecTec Corporation Letterhead]




August 29, 2005

VIA EDGAR SUBMISSION

Mr. Jay Webb
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC, 20549


         Re:      LecTec Corporation
                  Form 10-KSB for the Fiscal Year Ended December 31, 2004 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 File No. 000-16159

Dear Mr. Webb:

         Under cover of this letter, Dorsey & Whitney LLP, counsel to LecTec Corporation (the "Company"), is transmitting a letter responding to the comments received by the Company from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated July 29, 2005 (the "Comment Letter"). As requested in the Comment Letter, the Company hereby acknowledges the following statements:

         o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

         o Staff comments, and changes made to the Company's disclosure in its filings in response to staff comments, do not foreclose the Commission from taking any action with respect to the Company's filings; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions regarding the above, please contact the undersigned at (952) 942-5351 or by fax at (952) 933-4808.


                                            Very truly yours,

                                            /s/ Alan C. Hymes

                                            Alan C. Hymes, M.D.
                                            Chief Executive Officer




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                          [Dorsey & Whitney Letterhead]


                                                                TIMOTHY S. HEARN
                                                                         Partner
                                                                  (612) 340-7802
                                                              FAX (612) 340-8738
                                                            hearn.tim@dorsey.com

August 29, 2005

VIA EDGAR SUBMISSION

Mr. Jay Webb
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington DC, 20549

         Re:      LecTec Corporation
                  Form 10-KSB for the Fiscal Year Ended December 31, 2004 Form 10-QSB for the Fiscal Quarter Ended March 31, 2005 File No. 000-16159

Dear Mr. Webb:

         On behalf of LecTec Corporation, a Minnesota corporation (the "Company"), this letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated July 29, 2005 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above the Company's response.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2004

Report of Independent Registered Public Accounting Firm, page 12

         1. Comment:

         We see that Grant Thornton LLP, as predecessor auditor, reissued their audit report for the year-ended December 31, 2003. However, we noted that the audit report originally issued for the year-ended December 31, 2003 included an explanatory paragraph disclosing that the financial statements had been prepared assuming you would continue as a going concern. Since the report contents changed from its original issuance, please have your predecessor auditor tell us what consideration was given to the need to include a more currently dated audit report. Please tell us how the predecessors audit report, including the date thereof, complies with applicable auditing standards. Provide us with references to the authoritative auditing literature that supports your conclusions.



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Securities and Exchange Commission
August 29, 2005
Page 2


         RESPONSE:

         Grant Thornton LLP, the Company's former auditor, reviewed Comment No. 1 above and provided the following response:

                  As a result of the updating procedures performed related to the Company's discontinued operations in 2004, as well as the Company's improved financial condition, new financing obtained, and cost cutting measures taken, the Company requested that Grant Thornton LLP revise its audit report to remove the going concern discussion. The guidance and procedures performed for the revision of the audit report were as indicated in AU 341. Based upon the procedures performed, the audit report should have been dated April 14, 2005.

         The Company will file an amended Form 10-KSB to include Grant Thornton LLP's revised audit report dated as of April 14, 2005 as soon as the comment letter process is complete.

Note A - Summary of Significant Accounting Policies, page 19

Revenue Recognition, page 20

         2. Comment:

         We note that you recognize royalty and license income "when earned under the terms of the agreements with customers and collection is reasonable assured." We also note that on page 25, you disclose that Novartis is only required to pay royalties based upon "semi-annual sales." Please tell us and revise future filings to disclose how you determine the amount of revenue to record on a quarterly basis and the terms of your license agreement governing the payment of royalties, including your rights to audit or inspect the accuracy and completeness of the royalty payments.

         RESPONSE:

         The Supply and Licensing Agreement (the "Agreement") the Company has with Novartis Consumer Health, Inc. ("Novartis") specifies that the calculation of royalty payments is based upon a specified percentage of Novartis semi-annual sales, with payment due within 90 days after the end of each six month semi-annual period. The Company has a very good relationship with Novartis, which, although not required to do so under the Agreement, is providing the Company with monthly sales numbers covering products sold under the Agreement. The Company is using these monthly numbers as a basis for recognizing royalty income each quarter. The Company has no reason to believe that the monthly sales numbers provided by Novartis are inaccurate. Nevertheless, to protect its rights under the Agreement, the Company has the right to audit or inspect the accuracy and completeness of the royalty payments it receives from Novartis. The Company recorded royalty income and receivable of $81,296 in the quarter ended March 31, 2005. Subsequently, in May 2005, the Company received full payment from Novartis. As



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Securities and Exchange Commission
August 29, 2005
Page 3

requested, the Company will expand its disclosures in future filings to disclose how it determines the amount of revenue to record on a quarterly basis and the terms of the Agreement governing payment of royalties including its audit or inspection rights.

Note B - Licensing and Supply Agreement, page 25

         3. Comment:

         We see that on July 19, 2004, you entered into a new supply and license agreement with Novartis. As part of the agreement, you granted Novartis the use of all of your intellectual property for the maximum duration permitted under applicable law. In consideration for these rights, you received a fee of $1,065,000 and will receive semi-annual royalties based on Novartis' sales of vapor patches. We note that you recorded the entire $1,065,000 fee as revenue in the year-ended December 31, 2004. Please tell us your accounting basis for recognizing the entire fee as revenue during fiscal 2004. Cite the authoritative guidance upon which you relied. We may have further comments after reviewing your response.

         RESPONSE:

         In determining that the entire $1,065,000 licensing fee should be recorded in the year ended December 31, 2004, the Company relied primarily on SEC Staff Accounting Bulletin: No. 101 - Revenue Recognition in Financial Statements ("SAB 101"). In addition, the Company relied on accounting guidance in documents issued by the Accounting Standards Executive Committee ("AcSEC"), specifically Statement of Position 00-2 Accounting by Producers or Distributors of Films ("SOP 00-2"). The Company was not able to find a specific example or question in the aforementioned literature that directly related to the exact facts and circumstances surrounding the transaction with Novartis. The Company acknowledges that examples pertaining to nonrefundable, up-front fees, or distributors of films do not directly fit the facts and circumstances of the transaction the Company has with Novartis, but nevertheless, the Company believes that, based on the requirements contained in SAB 101 and by analogy to the guidance provided in SOP 00-2, the entire licensing fee was properly recorded in 2004 as outlined below.

         The Company believes revenue was realized and earned as it pertains to the licensing fee based on the following criteria set forth in SAB 101:

         o        Persuasive evidence of an arrangement existed.

                  The Company signed a supply and licensing agreement with Novartis on July 19, 2004.


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Securities and Exchange Commission
August 29, 2005
Page 4

         o        Delivery occurred and all services were rendered.

                  The supply portion of the Agreement was completed before December 31, 2004 and the Company had no further obligation to produce or deliver product to Novartis. The licensing fee is nonrefundable and was not tied to any future performance on behalf of the Company. The entire licensing fee was paid prior to December 31, 2004.

         o        The licensing fee to Novartis was fixed.

                  The Company negotiated the licensing fee in an arm's length transaction and agreed that the licensing fee would not depend upon (i) Novartis receiving any future benefits under the Agreement, or (ii) any future performance by the Company under the Agreement. The Company believes that the execution of the Agreement and completion of the supply portion of the Agreement was the culmination of the earnings process related to the licensing fee. The Company believes that the royalty income under the Agreement depends upon a separate earnings process related to future sales of licensed products by Novartis and is being accounted for appropriately per the response to Comment No. 2 above.

         o        Collectibility of the licensing fee was reasonably assured.

                  Novartis was the Company's largest customer for several years under previous agreements. The Company has always had a very good relationship with Novartis and has always been paid promptly by Novartis within the credit terms granted by the Company. The Company had no reason to believe it would not be paid by Novartis and in fact received full payment of the licensing fee pursuant to the terms of the Agreement before December 31, 2004.

         For the reasons cited above, the Company believes its recognition of the license fee income was appropriate.



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Securities and Exchange Commission
August 29, 2005
Page 5





Note C - Discontinued Operations, page 26

         4. Comment:

         We see that in July 2004 you determined you would be winding down your contract manufacturing operations before December 31, 2004 and also see your past and future financial results related to contract manufacturing are treated as discontinued operations for financial reporting purposes. Please revise future filings to include ALL disclosures required by paragraph 47(b) and (c) of Statement 144.

         RESPONSE:

         As requested, the Company will revise future filings to include all of the disclosures required by paragraph 47(b) and (c) of Statement 144. At December 31, 2004, the Company did not make any adjustments and had no reserves adjusting the asset values to fair value, (property and equipment were significantly depreciated at that time). In 2005, the Company recorded a gain on sale of property and equipment, which was included in discontinued operations. Please note that the Company's Form 10-QSB for the second quarter ended June 30, 2005 filed on August 15, 2005, specifically Note 6 of Notes to Condensed Financial Statements in that filing, includes the additional disclosure described above.

                                     * * * *

         For your convenience, we are sending to your attention three courtesy copies of this letter. If you have any questions regarding this letter, please feel free to contact me at (612) 340-7802, or in my absence, Amy Schneider at
(612) 340-2971.



Sincerely,

/s/ Timothy S. Hearn

Timothy S. Hearn


cc: Alan C. Hymes, M.D., LecTec Corporation